Exhibit 99.1

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Announcement

Waived the Pre-emptive Right over

the Equity Transfer of the Non-controlled Company

Shanghai SECCO Petrochemical Company Limited (“Shanghai SECCO”) is jointly owned by Sinopec Shanghai Petrochemical Company Limited (“Shanghai Petrochemical” or the “Company”), China Petroleum & Chemical Corporation (“Sinopec Corp.”) and Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd. (“Gaoqiao Petrochemical”). Sinopec Corp. and Gaoqiao Petrochemical plan to transfer 15% and 35% equity of Shanghai SECCO respectively through listing transaction in the Shanghai United Assets and Equity Exchange (“SUAEE”), to lead in strategic investors who can bring advanced technology, raw material resources and advanced experience in production, safety and environmental protection, so as to improve the overall profitability and safety production of Shanghai SECCO. From the perspective of the Company’s situation and development strategy, the fifteenth meeting of the tenth session of the board of directors (the “Board”) of the Company resolved to give up the pre—emptive right over the above equity.

Sinopec Corp. and Gaoqiao Petrochemical are related parties of the Company. According to the Shanghai Listing Rules and the Self-regulatory Guidelines for Listed Companies in the Shanghai Stock Exchange No. 5—Transactions and Related Transactions, the Company’s waiver of the pre—emptive right to invest in the equity of Shanghai SECCO jointly owned by related parties constitutes a related transaction (the “Transaction”). Since the above Transaction amount exceeds 5% of the latest audited net assets of the Company, the proposed Transaction is subject to approval by the shareholders of the Company in a general meeting.

The Transaction does not constitute a connected transaction under the Hong Kong Listing Rules.

1. INTRODUCTION

Shanghai SECCO is jointly owned by the Company, Sinopec Corp. and Gaoqiao Petrochemical. Sinopec Corp. and Gaoqiao Petrochemical plan to transfer 15% and 35% equity of Shanghai SECCO respectively through listing transaction in the SUAEE, to lead in strategic investors who can bring advanced technology, raw material resources and advanced experience in production, safety and environmental protection, so as to improve the overall profitability and safety production of Shanghai SECCO. From the perspective of the Company’s situation and development strategy, the fifteenth meeting of the tenth session of the Board of the Company resolved to give up the pre-emptive right over the above equity.

As of the date of disclosure of this announcement, the registered capital of Shanghai SECCO is RMB500,000,000. The Company holds a 20% equity interest in Shanghai SECCO. Sinopec Corp. holds a 30% equity interest in Shanghai SECCO. Gaoqiao Petrochemical holds a 50% equity interest in Shanghai SECCO.

According to the PRC Company Law, the Shanghai SECCO Petrochemical Company Limited Joint Venture Contract and the Articles of Association of Shanghai SECCO Petrochemical Company Limited, the Company, as one of the shareholders of Shanghai SECCO, has the pre-emptive right to purchase the equity to be transferred by Sinopec Corp. and Gaoqiao Petrochemical. After receiving the notice of the above equity transfer, the Company plans to give up the pre-emptive right over the above equity after internal discussion from the perspective of the Company’s situation and development strategy. The Company was of the view that, without prejudice to the shareholding ratio of the Company in Shanghai SECCO, the introduction of strategic investors who can bring advanced technology, raw material resources and advanced experience in production, safety and environmental protection by transferring parts of its equity interest will help enhance the economic efficiency and safety and environmental protection indicators of Shanghai SECCO, which will then increase the shareholding dividends available to the Company. Since Sinopec Corp. is the controlling shareholder of the Company and Gaoqiao Petrochemical is the subsidiary of Sinopec Corp., Sinopec Corp. and Gaoqiao Petrochemical are both related parties of the Company. According to the Rules Governing the Listing of Stocks on Shanghai Stock Exchange (the “Shanghai Listing Rules”) and the Self-regulatory Guidelines for Listed Companies in the Shanghai Stock Exchange No. 5—Transactions and Related Transactions, the Company’s waiver of the pre-emptive right over the equity of Shanghai SECCO jointly owned by related parties constitutes a related transaction. The fifteenth meeting of the tenth session of the Board of the Company reviewed the Company’s waiver of the pre-emptive right over the above equity according to the related transaction approval procedure and agreed to submit the proposal to the first extraordinary general meeting of the Company in 2022 for deliberation.

In accordance with the Shanghai Listing Rules, if the waiver of rights by a listed company does not change the scope of its consolidated statements, but its equity ratio in the subject becomes less than the one if the listed company had exercised the rights, the equity value waived and the financial indicators calculated in proportion to the change in equity ratio shall apply to relevant review and disclosure standards. The minimum listing price of Shanghai SECCO’s equity transfer transaction is preliminarily determined as RMB10.307 billion with reference to the assessed value of Shanghai SECCO’s net assets (the filing procedure is to be performed), while the final trading price and trading parties are to be determined by bidding in the SUAEE. Since the above Transaction amount exceeds 5% of the latest audited net assets of the Company, the proposed Transaction is subject to approval by the shareholders of the Company in a general meeting.

The Transaction constitutes neither a connected transaction under the Hong Kong Listing Rules, nor material asset reorganization under the Administrative Measures for the Material Asset Reorganizations of Listed Companies issued by China Securities Regulatory Commission.

Within 12 months before the date of publication of this announcement, the related transactions between the Company and the same related parties, and the related transactions concerning “waiver of rights” with different related parties (except those approved and disclosed in accordance with the Shanghai Listing Rules) did not reach 5% of the latest audited net assets of the Company.

2. INTRODUCTION OF RELATED PARTIES

As of the disclosure of this announcement, Sinopec Corp. holds 5,459,455,000 A shares of the Company, accounting for about 50.44% of the issued share capital of the Company, and is the controlling shareholder of the Company. The basic information of Sinopec Corp. is set out below:

Name of enterprise	China Petroleum & Chemical Corporation

Type of enterprise	Other company limited by shares (listed)

Place of incorporation	No. 22 Chaoyangmen North Street, Chaoyang District, Beijing, PRC

Registered capital	RMB121,071,209.646 thousand

Legal representative	Ma Yongsheng

Scope of business	Bottled gas operation (limited to branches with licenses); hazardous chemical production, oil and gas exploration, safety management of development and production (limited to branches with safety production licenses); railway transportation; port operation; edible salt production, wholesale and retail (limited to branches with licenses and not in this city); food additive manufacturing (limited to branches in other cities); insurance agency business (limited to branches in other cities); insurance brokerage business (limited to branches in other cities); accommodation (limited to branches in other cities); catering services (limited to branches in other cities); thermal power generation (not operated in this city); power supply (limited to branches); power generation, transmission and power supply; operation of hazardous chemicals (limited to branches with hazardous chemicals operation license); oil and gas exploration; oil exploitation (the exploitation area and validity period shall be subject to the license); retail of prepackaged food, bulk food, dairy products (including infant formula milk powder) (limited to branches with food circulation license), health food (limited to branches with food circulation license); retail of cigarettes and cigars (limited to branches with tobacco monopoly retail license); retail of books, newspapers, periodicals, electronic publications and audio-visual products; road transportation (limited to branches, and the business scope shall be subject to the road transportation business license);

petroleum refining; production, sales and storage of heavy oil, rubber and other petrochemical raw materials (excluding hazardous chemicals) and products; daily necessities and convenience stores; retail of textile, clothing, daily necessities, hardware, household appliances and electronic products and recharge cards; lottery agent sales, entrusted agents to collect water and electricity fees and ticket agency services; designing, producing, acting and publishing advertisements; car cleaning service; manufacturing, supervision and installation of petroleum and petrochemical machinery and equipment; procurement and sales of petroleum and petrochemical raw and auxiliary materials, equipment and parts; technology and information, research, development, application and consulting services of alternative energy products; contracting overseas electromechanical and petrochemical industry projects and domestic international bidding projects; automobile maintenance and decoration services; auxiliary operation of coastal engineering; oil spill emergency, safety guard and ship pollution removal; quality inspection technical services, environmental and ecological testing services in professional and technical services; freight forwarding agent; exploration, development, storage and transportation, pipeline transportation and sales of shale gas, coalbed methane, shale oil, combustible ice and other resources (not operating in this city); power technology development and service; Installation and maintenance of power facilities (limited to branches); sales of furniture and building decoration materials (limited to branches in other cities); family labor services (limited to branches in other cities); warehousing services (limited to branches in other cities); leasing of gas storage facilities (limited to branches in other cities); renting commercial and office buildings; car rental (excluding buses with more than nine seats); mechanical equipment leasing; Import and export of goods; acting as import and export agent; technology import and export. Sales of lubricating oil, fuel oil, asphalt, textile, clothing, daily necessities, hardware, household appliances and electronic products, recharge cards, cultural and sporting goods and equipment, automobiles, motorcycles and spare parts, motor vehicle charging, batteries and power exchange facilities for new energy vehicles. (Market entities shall independently choose business projects and carry out business activities according to law; power generation, transmission and power supply as well as other projects subject to approval according to law shall be conducted according to the approved contents after the approval by relevant authorities; market entities shall not engage in business activities of the projects prohibited and restricted by national and municipal industrial policies.)

Substantial shareholder	China Petrochemical Corporation

As at 31 December 2020, the total assets, total liabilities and owners’ equity of Sinopec Corp. are, respectively, RMB1,733.805 billion, RMB849.929 billion, and RMB883.876 billion. For the year 2020, Sinopec Corp. recorded operating income of RMB2,105.984 billion and net profit of RMB32.924 billion (audited).

The shareholders of Gaoqiao Petrochemical are Sinopec Corp. and Sinopec Group Asset Management Co., Ltd. Thus, Gaoqiao Petrochemical constitutes a related party of the Company under the Shanghai Listing Rules. The basic information of Gaoqiao Petrochemical is set out below:

Name of enterprise	Sinopec Shanghai Gaoqiao Petrochemical Co., Ltd.

Type of enterprise	Other limited liability company

Place of incorporation	2/F, Building 13, No. 27, Xinjinqiao Road, China (Shanghai) Pilot Free Trade Zone, Shanghai, PRC

Registered capital	RMB10,000 million

Legal representative	Wang Jingyi

Scope of business	Crude oil processing, product oil, liquefied petroleum gas, naphtha, solvent oil, fuel oil, lubricating oil, asphalt, heavy oil, white oil, paraffin, petroleum coke, propane, sulfur, xylene isomer mixture, benzene, propylene, hydrogen, ammonia, nitrogen, phenol, acetone, isopropyl benzene, rubber, ABS resin, diisopropyl benzene peroxide, polyether, steam, high boiling aromatic solvent production (branches only) and sales of industrial C-10 crude aromatics and polyester low elastic yarn oiling agent (safety production license for those involving the production of hazardous chemicals), power generation business (branches only), sales of mechanical equipment, parts and components and non - drinking water, road cargo transportation and storage (dangerous chemical operation license for those involving the storage of hazardous chemicals), port operation business, engaged in the import and export business of goods and technology, research and development of petrochemical technology and information, alternative energy products, and technology development, technical services, technical consultation, technology transfer in related fields, industrial investment, investment management, land and self - owned house leasing (except financial leasing).

As at 31 December 2020, the total assets, total liabilities and owners’ equity of Gaoqiao Petrochemical are, respectively, RMB34,276.5096 million, RMB19,100.8528 million, and RMB15,175.6567 million. For the year 2020, Gaoqiao Petrochemical recorded operating income of RMB40,566.2002 million and net profit of RMB902.2719 million.

3. BASIC INFORMATION OF THE SUBJECT OF THE RELATED TRANSACTION

(a) Name and category of the Transaction

The Transaction is the Company’s waiver of the pre-emptive right over the equity of Shanghai SECCO jointly owned by the Company and its related parties Sinopec Corp. and Gaoqiao Petrochemical.

(b) The basic information of Shanghai SECCO

Name of enterprise	Shanghai SECCO Petrochemical Company Limited

Type of enterprise	Other limited liability company

Place of incorporation	No. 557, Nanyinhe Road, Chemical Industry Park, Shanghai, PRC

Registered capital	RMB500 million

Legal representative	Zhang Minglong

Scope of business	Production of ethylene, polyethylene, styrene, polystyrene, propylene, acrylonitrile, polypropylene, butadiene, aromatics and by-products (including hydrogen, acetonitrile, hydrocyanic acid, isobutene, mixed C4, raffinated C4, C5, benzene, toluene, xylene, C9, C10, C11 and other products incidental to the production process of the aforementioned main unit) (those involving hazardous chemicals shall engage in business activities within the scope of production safety license); it sells the above products and self-purchased raw materials (including saturated liquefied gas, propane, butane and ammonia), provides after-sales service and relevant technical consultation, engages in polymer application and development, provides auxiliary utility services to suppliers and processors, and engages in goods import and export and technology import and export business.

As at 31 December 2021, the total assets, total liabilities and owners’ equity of Shanghai SECCO are, respectively, RMB11,801.479 million, RMB5,433.937 million, and RMB6,367.541 million. For the year 2021, Shanghai SECCO recorded operating income of RMB29,723.223 million and net profit of RMB3,125.904 million (unaudited). For the year 2021, the net profit from January to August was amounted to RMB2,772.191 million (audited); the net profit from September to December was amounted to RMB353.713 million. In January 2022, the profit was amounted to RMB18 million.

As of the date of publication of this announcement, the share capital structure of Shanghai SECCO is as follows:

No.	Name of shareholder	Amount of capital contribution (RMB)	Proportion of capital contribution	Method of capital contribution
1	Gaoqiao Petrochemical	250 million	50%	Cash
2	Sinopec Corp.	150 million	30%	Cash
3	Shanghai Petrochemical	100 million	20%	Cash
Total		500 million	100%	/

4. THE PURPOSE OF THE RELATED TRANSACTION AND ITS EFFECT ON THE COMPANY

The Company waives the pre-emptive right over the equity to be transferred by Sinopec Corp. and Gaoqiao Petrochemical mainly based on the following considerations:

(a)

The Company has completed the outline of the 14th Five-Year Development Plan. According to the outline, the Company will be committed to transformation, including comprehensive technological transformation, quality improvement and project upgrading, such as oil refining process cleaning project and green ethylene transformation project. Meanwhile, the Company will focus on high-end chemicals, new materials and new energy development. The Shanghai SECCO’s business model is to process downstream petrochemical products from naphtha, which is difficult to create further synergies with the Company.

(b)

Taking into consideration of funds using during the 14th Five-Year Development Plan of the Company and the benefits that Shanghai SECCO can bring to the Company by leading in strategic investors to improve its overall strength, the Company decided to give up the pre-emptive right, which is more conductive to the Company’s strategic goals.

(c)

The above-mentioned equities are to be quoted and traded on the SUAEE. The qualifications for an expected transferee are as follows: (1) the expected transferee is familiar with Shanghai SECCO’s culture and business philosophy, so as to promote the smooth development of Shanghai SECCO in the future as otherwise agreed by the shareholders of Shanghai SECCO; (2) the expected transferee, its shareholders or affiliated enterprises have the ability and experience of world-leading petrochemical patents or proprietary technologies, and have the ability to contribute such technologies to Shanghai SECCO in the form of technology license through separate negotiation terms; and (3) the expected transferee, its shareholders or affiliated enterprises have the ability to develop potential upstream, midstream and downstream businesses for Shanghai SECCO, and can cooperate with the transferors or its related parties to develop other petrochemical businesses in China and other countries. Since the transferors are both related parties of the Company, the Company’s purchase of the above equity cannot bring in new technology, develop new business or expand domestic and foreign markets for Shanghai SECCO through itself or related parties, and cannot fully satisfy the requirements (2) and (3) above.

Based on the above considerations, the Company’s decision to give up the pre-emptive right over the above equity is in line with the Company’s business development plan and overall interests. After the completion of Shanghai SECCO’s equity transfer, the Company’s shareholding amount and shareholding ratio in Shanghai SECCO remain unchanged, and the Company is still a shareholder of Shanghai SECCO. The waiver of the pre-emptive right over the above equity has no significant impact on the Company’s production, operation and financial condition.

5. APPROVAL PROCESS FOR THE RELATED TRANSACTION

(a)	Resolution at the Board meeting

On 7 March 2022, the Company convened the fifteenth meeting of the tenth session of the Board. With 8 votes in favor, 0 votes against, and 0 abstentions, the Board approved the Proposal on Waiving the Pre-emptive Right over the Equity Transfer of the Non-controlled Company and Related Transaction. The related directors, Mr. Wu Haijun, Mr. Du Jun and Mr. Xie Zhenglin all abstained from voting on this proposal. The independent directors issued before approval opinions and independent opinions on the Transaction. The audit committee of the Company issued a written audit opinion and agreed to the Transaction. The Transaction is still subject to approval by the general meeting, and Sinopec Corp., the related party that has an interest in the Transaction, will waive its right to vote on the proposal in the general meeting.

(b)	Independent directors’ before approval opinions on the Transaction

Independent directors are of the opinion that: “The Transaction is in line with the Company’s business development plan and overall interests. It is carried out on general commercial terms and is consistent with the overall interests of the Company and all the shareholders. It will not risk the interests of the Company and minority shareholders. We agreed to submit the Proposal on Waiving the Pre-emptive Right over the Equity Transfer of the Non-controlled Company and Related Transaction to the fifteenth meeting of the tenth session of the Board for approval. When the Board votes on the relevant proposal of the Transaction, the related directors should abstain.”

(c)	Independent directors’ independent opinions on the Transaction

Independent directors are of the opinion that: “The procedure of the Transaction was conducted in strict compliance with the PRC Company Law, the PRC Securities Law and other relevant laws, regulations and regulatory documents as well as relevant rules of the Company’s Articles of Association. When the Board voted on the proposal, the related directors abstained from voting. The voting procedure complied with the PRC Company Law, the PRC Securities Law and other relevant laws, regulations and regulatory documents as well as relevant rules of the Company’s Articles of Association; the Transaction was conducted on general commercial terms. It is fair to and in the overall interests of the Company and all the shareholders. We have no objection to the Company’s waiver of its pre-emptive right over the equity to be transferred by the shareholders of Shanghai SECCO.”

By Order of the Board Sinopec Shanghai Petrochemical Company Limited Liu Gang Joint Company Secretary

Shanghai, the PRC, 7 March 2022